Exhibit 99.1

Namib Minerals – Production and Operational Update

Harare, Zimbabwe — November 10, 2025

Namib Minerals (Nasdaq: NAMM) (“Namib Minerals” or the “Company”) today provided an operational update, including production guidance for 2025 and an overview of its mandate to WSP Global Inc. (“WSP”).

2025 Operational Guidance

The Company expects 2025 to continue as a year of grade consolidation and optimization at its flagship How Mine operation. Based on current mine plans and market conditions, the Company anticipates the following ranges:

Metric	2025 Guidance Range
Production (oz)	24,000 – 25,000
Adjusted EBITDA (US$ millions)	22 – 26
All-in Sustaining Cost (AISC US$/oz)	2,700 – 2,800

The 2025 focus at How Mine remains on stabilizing grade performance and completing throughput-capacity improvements. These improvements are expected to yield geared production and grades in the upcoming year. Furthermore, the Company continues advancing early-stage restart preparation work at Redwing Mine and Mazowe Mine.

Pathway to Resource and Production Expansion

Namib Minerals is pursuing a phased, technically driven growth plan designed to transform the Company from a single-asset producer into a multi-asset operator. The Company has in the past informed investors of its objective to recommence operations at Mazowe Mine and Redwing Mine. These restarts represent the first phase of the Company’s pathway to expansion and have commenced with the appointment of WSP. WSP has been appointed to begin feasibility studies at both mines simultaneously.

The Company appointed WSP not only for its expertise but also the firm’s understanding and familiarity with the Company’s assets. The Company’s objective is to align the future production levels of Redwing Mine and Mazowe Mine with their respective resource sizes therein increasing their production capacities.

WSP have been mandated to verify the Company’s ability to meet this strategic objective. WSP have been mandated to execute a SK-1300 compliant feasibility study on the following terms, amongst others -

Feasibility Studies — 12 to 18 Months

●	These studies will validate our exploration program to increase, convert and upgrade these resources.

●	The program is expected to be completed over 12 to 18 months and will provide the technical foundation for reserve conversion, permitting, and financing discussions.

In conjunction with the feasibility studies, the Company shall execute on phase two, namely the following strategic objectives –

Dewatering and Infrastructure Preparation

●	Dewatering at Redwing is scheduled to commence during the Feasibility-study phase and is expected to take approximately eight months to reach the targeted mining levels.

●	Concurrently, surface-infrastructure and power-supply upgrades will be planned to align with the restart timeline.

The third phase of the Company’s expansion will be to proceed with financing of its CAPEX –

CAPEX Financing

●	Upon completion of the Feasibility Studies, Namib Minerals intends to initiate the procurement process for major equipment and plant components required for the restart of the Redwing and Mazowe Mines.

●	The Company’s preliminary estimate is that the total funding requirement for the expansion program is expected to fall within a range of US $300 million to $400 million, with the majority allocated to the Redwing Mine. However, such estimate is preliminary and subject to the completion of the feasibility studies and final engineering outcomes as well as a number of assumptions, risks and uncertainties, including the timing of the completion of the feasibility studies, market conditions, and the cost of equipment and construction, many of which are beyond the Company’s control and subject to change.

●	The Company plans to pursue a balanced funding mix that may include project debt, strategic partnerships, and internally-generated cash flows to help minimize shareholder dilution.

Forward-Looking Statements

This update includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, our management teams’ expectations concerning future operational and cost performance, the anticipate timeline and costs of the restart of the Mazowe and Redwing Mines, and related assumptions. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include, but are not limited to, (i) market risks, including the price of gold; (ii) the inability to maintain the listing of Namib Minerals’ securities on Nasdaq; (iii) the inability to remediate the identified material weaknesses in the Company’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Namib Minerals’ financial reporting; (iv) the risk that the Company may not be able to successfully develop its assets, including expanding the How mine, restarting and expanding the Redwing and Mazowe Mines; (v) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (vi) political and social risks of operating in Zimbabwe and the DRC. The foregoing list is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission (the “SEC”). We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Non-IFRS Information

References to non-IFRS financial measures, including Adjusted EBITDA and AISC, are presented as supplementary information and should not be considered substitutes for IFRS results. Definitions and reconciliations are available in the Company’s public filings with the SEC.

Contacts:

Investor Relations:
IR@namibminerals.com

Lamiaa Maniar:
VP of Communications
lmaniar@namibminerals.com